United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Shenandoah Telecommunications Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82312B106

(CUSIP Number)

Christopher M. Leininger, Esq.

c/o ECP

40 Beechwood Road

Summit, NJ 07901

(973) 671-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82312B106	13D	Page 1 of 21 Pages

1	Names of Reporting Persons ECP ControlCo, LLC

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,758,506
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,758,506

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,758,506
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.95%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 82312B106	13D	Page 2 of 21 Pages

1	Names of Reporting Persons Energy Capital Partners IV, LLC

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,758,506
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,758,506

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,758,506
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.95%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 82312B106	13D	Page 3 of 21 Pages

1	Names of Reporting Persons Energy Capital Partners GP IV, LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,758,506
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,758,506

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,758,506
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.95%
14	Type of Reporting Person PN

CUSIP No. 82312B106	13D	Page 4 of 21 Pages

1	Names of Reporting Persons Energy Capital Partners IV-A, LP

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,758,506
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,758,506

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,758,506
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.95%
14	Type of Reporting Person PN

CUSIP No. 82312B106	13D	Page 5 of 21 Pages

1	Names of Reporting Persons Energy Capital Partners IV-B, LP

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,758,506
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,758,506

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,758,506
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.95%
14	Type of Reporting Person PN

CUSIP No. 82312B106	13D	Page 6 of 21 Pages

1	Names of Reporting Persons Energy Capital Partners IV-C, LP

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,758,506
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,758,506

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,758,506
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.95%
14	Type of Reporting Person PN

CUSIP No. 82312B106	13D	Page 7 of 21 Pages

1	Names of Reporting Persons Energy Capital Partners IV-D, LP

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,758,506
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,758,506

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,758,506
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.95%
14	Type of Reporting Person PN

CUSIP No. 82312B106	13D	Page 8 of 21 Pages

1	Names of Reporting Persons Energy Capital Partners IV-B (Hill City IP), LP

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,452,384
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,452,384

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,452,384
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.50%
14	Type of Reporting Person PN

CUSIP No. 82312B106	13D	Page 9 of 21 Pages

1	Names of Reporting Persons ECP Fiber Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,306,122
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,306,122

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,306,122
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.71%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 82312B106	13D	Page 10 of 21 Pages

1	Names of Reporting Persons ECP Fiber Holdings, LP

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,306,122
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,306,122

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,306,122
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.71%
14	Type of Reporting Person PN

CUSIP No. 82312B106	13D	Page 11 of 21 Pages

1	Names of Reporting Persons Hill City Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,452,384
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,452,384

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,452,384
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.50%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 82312B106	13D	Page 12 of 21 Pages

1	Names of Reporting Persons Hill City Holdings LP

2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,452,384
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,452,384

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,452,384
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.50%
14	Type of Reporting Person PN

CUSIP No. 82312B106	13D	Page 13 of 21 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, no par value (the “Common Stock”), of Shenandoah Telecommunications Company (the “Issuer”), whose principal executive offices are located at 500 Shentel Way, P.O. Box 459, Edinburg, VA 22824.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	ECP ControlCo, LLC
(2)	Energy Capital Partners IV, LLC
(3)	Energy Capital Partners GP IV, LP
(4)	Energy Capital Partners IV-A, LP
(5)	Energy Capital Partners IV-B, LP
(6)	Energy Capital Partners IV-C, LP
(7)	Energy Capital Partners IV-D, LP
(8)	Energy Capital Partners IV-B (Hill City IP), LP (“Hill City IP”)
(9)	ECP Fiber Holdings GP, LLC
(10)	ECP Fiber Holdings, LP (the “ECP Investor”)
(11)	Hill City Holdings GP, LLC
(12)	Hill City Holdings LP (“Hill City”)

Each of the Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o ECP, 40 Beechwood Road Summit, New Jersey 07901. The Reporting Persons are principally engaged in the business of investing in securities, including the securities of the Issuer.

Information with respect to the managing members and officers of ECP ControlCo, LLC (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 1, 2024, pursuant to the Investment Agreement (as defined below), the ECP Investor acquired 81,000 shares of 7% Series A Participating Exchangeable Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), from Shentel Broadband Holding Inc., a wholly owned subsidiary of the Issuer (“Shentel Broadband”), at a purchase price of $1,000 per share in exchange for $81 million in cash.

CUSIP No. 82312B106	13D	Page 14 of 21 Pages

From February 2, 2022, through April 25, 2022, Hill City acquired 2,452,384 shares of Common Stock in open market transactions for aggregate consideration of $53,660,724.77.

Each of the ECP Investor and Hill City obtained the funds to purchase the securities reported in this Item 3 through capital contributions from their respective partners and the direct and indirect members and partners of their partners.

Item 4.	Purpose of Transaction.

ECP Investment Agreement

On April 1, 2024, pursuant to an investment agreement dated October 24, 2023 (the “Investment Agreement”), by and among the Issuer, Shentel Broadband, the ECP Investor and, solely for the limited purposes specified therein, Hill City, Shentel Broadband issued 81,000 shares of Series A Preferred Stock to the ECP Investor at a purchase price of $1,000 per share in exchange for $81 million in cash. The Series A Preferred Stock is exchangeable in certain circumstances for shares of Common Stock at an exchange price of $24.50 per share (as it may be adjusted pursuant to the terms of the Certificate of Designations).

As a condition to closing the transactions contemplated by the Investment Agreement, the Issuer completed a corporate reorganization of the Issuer’s subsidiaries (the “Reorganization”). As a result of the Reorganization, Shentel Broadband, both directly and through its subsidiaries, holds all of the operating assets of the Issuer, except for any Holding Company Assets (as defined in the Investment Agreement). The Series A Preferred Stock ranks senior to the Common Stock with respect to the payment of dividends and with respect to the distribution of assets upon Shentel Broadband’s liquidation, dissolution or winding up. Dividends on the Series A Preferred Stock will accrue at 7% per annum compounded and payable quarterly in arrears, and, at the Issuer’s option, may be paid in cash or in kind (such dividends paid in kind, “PIK Dividends”). The PIK Dividend rate is subject to increase to 8.5% and 10% after the fifth and seventh anniversaries of April 1, 2024, respectively, to the extent any dividends accrued during the period from and including such anniversary dates are paid in the form of PIK Dividends.

Beginning two years after April 1, 2024, the Issuer may require the ECP Investor to exchange the Series A Preferred Stock for shares of Common Stock if the price per share of the Common Stock exceeds 125% of the Exchange Price (as such term is defined in the Investment Agreement), subject to certain conditions. After five years, the Issuer also may redeem all of the Series A Preferred Stock for the greater of (i) $1,000 per share, plus (a) any accrued PIK Dividend amount and (b) accrued and unpaid dividends to, but excluding the redemption date (to the extent such accrued and unpaid dividends are not included in such PIK Dividend amount), and (ii) the value of the shares of Common Stock for which such Series A Preferred Stock are exchangeable.

Under the terms of the Investment Agreement, the ECP Investor will have the right to nominate a director (the “ECP Investor Director”) to the board of directors of the Issuer (the “Board”) so long as the ECP Investor and Hill City collectively hold at least 7.5% of the Issuer’s outstanding Common Stock (including on an as exchanged basis with respect to the Series A Preferred Stock). At the first annual meeting of the Issuer’s shareholders following the execution of the Investment Agreement, the Issuer will seek shareholder approval of an amendment to its articles of incorporation to increase the size of the Board to permit the ECP Investor Director to be seated. In the event that the ECP Investor Director is not seated on the Board, the ECP Investor will have the right to designate a non-voting Board observer until such time as the ECP Investor Director is seated on the Board. Additionally, if the ECP Investor Director is not seated on the Board after the next annual meeting of the Issuer’s shareholders, the dividend rate on the Series A Preferred Stock will increase by 100 basis points until the ECP Investor Director is seated.

CUSIP No. 82312B106	13D	Page 15 of 21 Pages

So long as the ECP Investor and Hill City collectively hold at least 7.5% of the Issuer’s outstanding Common Stock (including on an as exchanged basis with respect to the Series A Preferred Stock), the Reporting Persons and their affiliates will be subject to certain standstill provisions and voting covenants and will have certain other rights with respect to the shares of Series A Preferred Stock, including, among others, pre-emptive, information and participation rights. The shares of Series A Preferred Stock will be subject to a lock-up until April 1, 2025 and will be subject to certain other transfer restrictions.

Registration Rights Agreement

On April 1, 2024, the Issuer, Shentel Broadband, the ECP Investor and Hill City entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the ECP Investor will have customary demand and piggy-back registration rights with respect to the shares of Common Stock issuable upon exchange of the Series A Preferred Stock. The demand and piggy-back registration rights will be subject to blackout periods and certain additional conditions.

The forgoing descriptions of the Investment Agreement and Registration Rights Agreement do not purport to be complete and are qualified by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Investment Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their affiliates may engage in discussions with management, the Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 82312B106	13D	Page 16 of 21 Pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on (i) 57,853,217 shares of Common Stock outstanding, which includes, (a) 50,446,720 shares of Common Stock outstanding as of February 26, 2024, as disclosed in the Issuer’s proxy statement as filed with the Securities and Exchange Commission on March 14, 2024, and (b) 4,100,375 shares of Common Stock issued by the Issuer on April 1, 2024 and (c) 3,306,122 shares of Common Stock issuable upon exchange of 81,000 shares of Series A Preferred Stock held of record by the ECP Investor; and (ii) solely with respect to Hill City IP, Hill City Holdings GP, LLC and Hill City, 54,547,095 shares of Common Stock outstanding, which includes, (a) 50,446,720 shares of Common Stock outstanding as of February 26, 2024, as disclosed in the issuers proxy statement as filed with the Securities and Exchange Commission on March 14, 2024, and (b) 4,100,375 shares of Common Stock issued by the Issuer on April 1, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ECP ControlCo, LLC	5,758,506	9.95%	0	5,758,506	0	5,758,506
Energy Capital Partners IV, LLC	5,758,506	9.95%	0	5,758,506	0	5,758,506
Energy Capital Partners GP IV, LP	5,758,506	9.95%	0	5,758,506	0	5,758,506
Energy Capital Partners IV-A, LP	5,758,506	9.95%	0	5,758,506	0	5,758,506
Energy Capital Partners IV-B, LP	5,758,506	9.95%	0	5,758,506	0	5,758,506
Energy Capital Partners IV-C, LP	5,758,506	9.95%	0	5,758,506	0	5,758,506
Energy Capital Partners IV-D, LP	5,758,506	9.95%	0	5,758,506	0	5,758,506
Energy Capital Partners IV-B (Hill City IP), LP	2,452,384	4.50%	0	2,452,384	0	2,452,384
ECP Fiber Holdings GP, LLC	3,306,122	5.71%	0	3,306,122	0	3,306,122
ECP Fiber Holdings, LP	3,306,122	5.71%	0	3,306,122	0	3,306,122
Hill City Holdings GP, LLC	2,452,384	4.50%	0	2,452,384	0	2,452,384
Hill City Holdings LP	2,452,384	4.50%	0	2,452,384	0	2,452,384

The securities reported herein include (i) 3,306,122 shares of Common Stock issuable upon exchange of 81,000 shares of Series A Preferred Stock held of record by the ECP Investor and (ii) 2,452,384 shares of Common Stock held of record by Hill City.

ECP ControlCo, LLC is the managing member of Energy Capital Partners IV, LLC, which is the general partner of Energy Capital Partners GP IV, LP, which is the general partner of each of (i) Energy Capital Partners IV-A, LP, (ii) Energy Capital Partners IV-B, LP, (iii) Energy Capital Partners IV-C, LP, and (iv) Energy Capital Partners IV-D, LP (the “Funds”). The Funds are the members of ECP Fiber Holdings GP, LLC, which is the general partner of the ECP Investor. Energy Capital Partners IV-B, LP is the general partner of Hill City IP. Each of (i) Energy Capital Partners IV-A, LP, (ii) Hill City IP, (iii) Energy Capital Partners IV-C, LP, and (iv) Energy Capital Partners IV-D, LP are the members of Hill City Holdings GP, LLC, which is the general partner of Hill City.

CUSIP No. 82312B106	13D	Page 17 of 21 Pages

The managing members of ECP ControlCo, LLC are Douglas Kimmelman, Andrew Singer, Peter Labbat, Tyler Reeder and Rahman D’Argenio all of whom collectively share the power to vote and dispose of the securities beneficially owned by ECP ControlCo, LLC. Each such individual disclaims beneficial ownership of such shares.

(c)	Except as disclosed in Item 4 herein, the Reporting Persons have not effected any transactions in the Issuer’s Common Stock in the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Investment Agreement and Registration Rights Agreement and is incorporated herein by reference. The Investment Agreement and Registration Rights Agreement are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement
2	Investment Agreement, dated October 24, 2023, by and among Shenandoah Telecommunications Company, Shentel Broadband Holding Inc., ECP Fiber Holdings, LP and, solely for the limited purposes specified therein, Hill City Holdings, LP (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on October 26, 2023)
3	Registration Rights Agreement, dated April 1, 2024, by and among Shenandoah Telecommunications Company, ECP Fiber Holdings, LP and, solely for the limited purposes specified therein, Hill City Holdings, LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on April 1, 2024)

CUSIP No. 82312B106	13D	Page 18 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: April 8, 2024.

ECP ControlCo, LLC

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV, LLC

By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners GP IV, LP

By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV-A, LP

By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

CUSIP No. 82312B106	13D	Page 19 of 21 Pages

Energy Capital Partners IV-B, LP

By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV-C, LP

By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV-D, LP

By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV-B (Hill City IP), LP

By:	Energy Capital Partners IV-B, LP, its general partner
By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

CUSIP No. 82312B106	13D	Page 20 of 21 Pages

ECP Fiber Holdings GP, LLC

By:	/s/ Matthew DeNichilo
Name:	Matthew DeNichilo
Title:	Chief Executive Officer

ECP FIBER HOLDINGS, LP

By:	ECP Fiber Holdings GP, LLC, its general partner

By:	/s/ Matthew DeNichilo
Name:	Matthew DeNichilo
Title:	Chief Executive Officer

Hill City Holdings GP, LLC

By:	/s/ Jennifer Gray
Name:	Jennifer Gray
Title:	Executive Vice President and Secretary

Hill City Holdings, LP
By:	Hill City Holdings GP, LLC, its general partner

By:	/s/ Jennifer Gray
Name:	Jennifer Gray
Title:	Executive Vice President and Secretary

CUSIP No. 82312B106	13D	Page 21 of 21 Pages

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is c/o ECP, 40 Beechwood Road Summit, NJ 07901.

ECP ControlCo, LLC

Managing Members

Name	Present Principal Occupation or Employment	Citizenship
Douglas W. Kimmelman	Senior Partner of Energy Capital Partners	United States
Andrew D. Singer	Senior Legal Counsel of Energy Capital Partners	United States
Peter Labbat	Managing Partner of Energy Capital Partners	United States
Tyler Reeder	Managing Partner of Energy Capital Partners	United States
Rahman D’Argenio	Partner of Energy Capital Partners	United States

22

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of April 8, 2024.

ECP ControlCo, LLC

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV, LLC

By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners GP IV, LP

By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV-A, LP

By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV-B, LP

By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV-C, LP

By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV-D, LP

By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners IV-B (Hill City IP), LP

By:	Energy Capital Partners IV-B, LP, its general partner
By:	Energy Capital Partners GP IV, LP, its general partner
By:	Energy Capital Partners IV, LLC, its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

ECP Fiber Holdings GP, LLC

By:	/s/ Matthew DeNichilo
Name:	Matthew DeNichilo
Title:	Chief Executive Officer

ECP FIBER HOLDINGS, LP

By:	ECP Fiber Holdings GP, LLC, its general partner

By:	/s/ Matthew DeNichilo
Name:	Matthew DeNichilo
Title:	Chief Executive Officer

Hill City Holdings GP, LLC

By:	/s/ Jennifer Gray
Name:	Jennifer Gray
Title:	Executive Vice President and Secretary

Hill City Holdings, LP

By:	Hill City Holdings GP, LLC, its general partner

By:	/s/ Jennifer Gray
Name:	Jennifer Gray
Title:	Executive Vice President and Secretary